IRWIN A. KISHNER PARTNER Direct Tel: 212.592.1435 Direct Fax: 212.545.3400 Email: ikishner@herrick.com

October 31, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jay Ingram, Legal Branch Chief

Re:	Manning & Napier, Inc.

Amendment No. 3 to Registration Statement on Form S-1

File No. 333-175309

Ladies and Gentlemen:

On behalf of our client, Manning & Napier, Inc. (the “Company”), we hereby transmit this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated October 4, 2011 (the “Comment Letter”), with respect to Amendment No. 2 to the Registration Statement on Form S-1 filed by the Company with the Commission on September 26, 2011 (File No. 333-175309) (the “Registration Statement”).

Certain of the Staff’s comments call for the explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. To assist the Staff’s review, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 3.

All page number references in the Company’s responses are to the page numbers in Amendment No. 3.

Securities and Exchange Commission

October 31, 2011

General

1.	Please continue to monitor your requirement to provide updated financial information. Refer to Rule 3-12 of Regulation S-X.

The Company acknowledges the Staff’s comment and has updated its financial information in accordance with Rule 3-12 of Regulation S-X by including financial information and financial statements for the nine months ended September 30, 2011 in Amendment No. 3.

2.	Please provide a currently dated, signed auditor’s consent with your next amendment.

In response to the Staff’s comment, the Company has provided a currently dated, signed auditor’s consent as Exhibit 23.1 to Amendment No. 3.

3.	We note your response to comments two and 14 in our letter dated September 2, 2011. As previously requested, please describe the material terms of your agreements with Manning & Napier Group, LLC and M&N Group Holdings, LLC (or any of its members) pursuant to which you will acquire from each Class A units of Manning & Napier Group, LLC, and indicate when these agreements will be executed. We note your description of the Manning & Napier Group LLC Agreement and your reference to the terms “capital contribution” and “permitted transfer,” but your disclosure should describe the actual terms of the contemplated contribution or transfer, including, for example, the price that you have agreed to pay Manning & Napier Group, LLC and M&N Group Holdings, LLC for each Class A unit of Manning & Napier Group, LLC. Please also clarify the significance to investors of the terms “capital contribution” and “permitted transfer.” Further, please file the agreements referenced above as material contracts exhibits. Refer to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 12, 45, 54 and 130 of the prospectus to state that the purchase price for each Class A unit of Manning & Napier Group will be equal to the price per share of the Company’s Class A common stock in the offering. In addition, the Company has deleted the references to the terms “capital contribution” and “permitted transfer” as such terms are not material to an investor’s understanding of the use of proceeds from the offering.

In accordance with Item 601(b)(10) of Regulation S-K, the Company has filed as Exhibits 10.18 and 10.19 to Amendment No. 3 the purchase agreements with Manning & Napier Group and M&N Group Holdings, respectively, pursuant to which the Company will acquire from each Class A units of Manning & Napier Group.

Securities and Exchange Commission

October 31, 2011

Summary Selected Historical and Pro Forma Combined Consolidated Financial Data, page 13

4.	We note your response to comment seven in our letter dated October 4, 2011. We continue to note that you intend to present “economic net income per share” on page 15. We remain unable to locate your proposed reconciliation of this measure. We would expect to see a reconciliation to net income per share, for the per share effects of each adjusting item to arrive at economic net income per share. Please provide the requested reconciliation in your next amendment or remove economic net income per share from your disclosure.

In response to the Staff’s comment, the Company has clarified the disclosure of its reconciliation of non-GAAP financial measures and reconciliation of non-GAAP per share financial measures on pages 16 through 18 of the prospectus.

Certain Relationships and Related Party Transactions, page 124

5.	We reissue comment 13 in our letter dated September 2, 2011. Please describe the terms of your arrangement with Mr. Manning pursuant to which you will no longer be obligated to upon his death redeem his interests and pay a formula-driven amount to his estate. We note your response that you “will no longer have any such obligation following the reorganization transactions as [the governing] shareholders’ agreements will be amended such that there is no longer any such obligation.” At a minimum, however, you should describe the consideration that Mr. Manning received in exchange for his consent to amend the shareholders’ agreement and to the resultant termination of your redemption obligation.

In response to the Staff’s comment, the Company has revised the disclosure on pages 8, 15, 16, 18, 40, 56, 58, 62, 64, 66, 67, 74, 89, 90 and 129 of the prospectus to clarify that: (i) the amount due to William Manning’s estate upon his death pursuant to the mandatory redemption obligation is equal to his pro rata share of net revenue for the four quarters immediately preceding his death; and (ii) as part of the overall agreement among William Manning and the other owners of the Manning & Napier Companies to consummate the offering, the redemption obligation will terminate upon the consummation of the offering. The Company respectfully advises the Staff that such redemption obligation is a legacy provision of the Manning & Napier Companies and is no longer commercially relevant following the consummation of the offering.

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Securities and Exchange Commission

October 31, 2011

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please do not hesitate to contact the undersigned at (212) 592-1435 or Harold Levine at (212) 592-1464 with any questions or further comments you have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ IRWIN A. KISHNER
Irwin A. Kishner

cc:	Securities and Exchange Commission

Hagen Ganem

Kevin Stertzel

Anne McConnell

Manning & Napier, Inc.

Patrick Cunningham

Richard B. Yates